Av. Industrial 675 Lima Perú
Apartado 150
T 336 7070
F 336 8331
W www.ferreyros.com.pe

04 FEB 18 PM 7:21

ferreyros

Exemption pursuant to Rule 12g3-2(b) **82-4567**

Submission of: **Other information**

04012936

Lima, February 16th, 2004

SUPPL

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

PROCESSED
FEB 19 2004
THOMSON FINANCIAL

Dear Sirs:

Please find attached our Financial Statements as of December 31st, 2003, and our management report for that period.

Sincerely yours,

Ferreyros S.A.A.

HUGO SOMMERKAMP MOLINARI
Gerente Central de Administración
y Control de Gestión

2/19

DECLARACIÓN DE RESPONSABILIDAD

El presente documento contiene información veraz y suficiente respecto al desarrollo del negocio de Ferreyros S.A.A. durante el período terminado el 31 de diciembre del 2003. Sin perjuicio de la responsabilidad que compete al emisor. Los firmantes se hacen responsables por su contenido conforme a los dispositivos legales aplicables.

Hugo Sommerkamp M.
Gerente Central de Administración
y Control de Gestión

Victor Astete P.
Gerente División de Contraloría

Para mayor información contactarse con:
Mariela García, Gerente de División Finanzas
Teléfonos: (51-1) 336-7092 – 3367070, anexo 4252

FERREYROS S.A.A.

INFORME DE GERENCIA POR EL CUARTO TRIMESTRE DEL AÑO 2003

(Lima, Perú, 16 de febrero del 2004).- Ferreyros distribuidor líder de bienes de capital en el Perú, anuncia sus resultados financieros del cuarto trimestre del 2003. Las cifras se presentan en soles constantes, considerando el índice de precios al por mayor publicado por el Instituto Nacional de Estadística.

Las ventas al 31-12-03 ascendieron a S/. 694.4 millones, en comparación con S/. 667.1 millones del mismo periodo del año anterior, un incremento de 4.1%.

El resultado neto al 31-12-03 arrojó una utilidad neta de S/. 20.2 millones en comparación con la obtenida en el mismo período del año anterior que ascendió a S/. 10.8 millones, un incremento de 87.6% .

A continuación se presentan las explicaciones de las variaciones más importantes entre los estados financieros de la Compañía correspondientes al cuarto trimestre del 2003 y 2002. Para este propósito, algunas cifras del estado de ganancias y pérdidas han sido reclasificadas en los anexos 1 y 3 para mostrar, principalmente, las ventas por pedido directo como ventas y costo de ventas. En el estado de ganancias y pérdidas que se presenta a la Conasev y Bolsa de Valores de Lima, en el rubro Otros Ingresos Operacionales, se incluye solamente la utilidad bruta obtenida en dichas operaciones.

INFORMACION FINANCIERA

ANALISIS DE LOS RESULTADOS DE LAS OPERACIONES

VENTAS NETAS.- Las ventas netas del cuarto trimestre del 2003 ascendieron a S/. 167.3 millones, en comparación con S/. 148.8 millones del mismo período del anterior, un incremento de 12.4 %. En conjunto, las ventas de productos principales (máquinas, motores, equipos, automotriz y unidades usadas) y de alquiler de equipos fueron similares a las del cuarto trimestre del año anterior (S/. 40.1 millones en el 4T 2003; 40.9 millones en el 4T del 2002). Sin embargo, en el cuarto trimestre del 2004, las ventas de repuestos y servicio fueron mayores en 17.9% a las del mismo trimestre del año anterior (S/.127.2 millones en el 4T del 2003; S/.107.9 millones en el 4T del 2002). Este incremento fue generado, principalmente, por el parque de maquinaria Caterpillar vendida en años anteriores a empresas de la gran minería.

UTILIDAD EN VENTAS.- La utilidad en ventas del cuarto trimestre del 2003 ascendió a S/. 41.7 millones, en comparación con la obtenida en el mismo

Ferreyros S.A.A.

ferreyros s.a.a.

período del año anterior que fue de S/. 36.1 millones, un incremento de 15.3%. En términos porcentuales, la utilidad bruta del cuarto trimestre del 2003 también es superior a la del mismo período del año anterior (24.9% vs 24.3%), debido a la mayor incidencia de las ventas de repuestos y servicios, las cuales tienen márgenes brutos mayores que los de las ventas de productos principales.

OTROS INGRESOS DE OPERACIÓN.- En el cuarto trimestre del 2003 se registró en este rubro, principalmente, ingresos provenientes de una asociación en participación constituida por la Compañía y un proveedor del exterior. Los ingresos recibidos por la Compañía de la asociación en participación se determinan en función del número de unidades embarcadas y facturadas por el proveedor del exterior a un cliente domiciliado en el país. En el cuarto trimestre del 2002, no se registraron ingresos por este concepto.

GASTOS DE VENTA Y ADMINISTRACION.- Los gastos de venta y administración ascendieron en el cuarto trimestre del 2003 a S/. 34.9 millones en comparación con S/. 28.9 millones del mismo período del año anterior, un incremento de 20.5 %, debido a lo siguiente:

- Aumento de remuneraciones otorgado a los trabajadores de la Compañía, a partir del mes de julio, para reponer parte de la pérdida del poder adquisitivo de la moneda peruana, ocasionada por la inflación de los últimos cinco años.
- Aumento de los gastos variables como consecuencia del aumento de las ventas del período.
- Aumento de fletes pagados por transporte de repuestos y componentes a los centros mineros, como consecuencia del importante aumento de la demanda de servicio posventa
- Aumento de los gastos de apoyo "in situ" a clientes mineros, a fin de promover mayores ventas de repuestos y servicio.
- Aumento de los gastos de capacitación de mecánicos, a fin de cumplir con los estándares de calidad exigidos por los clientes de la gran minería.

Los gastos de venta y administración del año 2003 ascendieron a S/.122.9 millones en comparación con S/.116.9 millones del año anterior, un incremento de 5.2%.

INGRESOS FINANCIEROS.- En este rubro se registra, principalmente intereses de ventas a plazo e intereses moratorios de cuentas por cobrar a clientes. Los ingresos financieros del cuarto trimestre del 2003 ascendieron a S/. 4.8 millones en comparación con S/. 5.0 millones del mismo período del año anterior, una reducción de 4.7 %, como consecuencia de una reducción de las ventas de productos principales financiadas por la Compañía. Al respecto, cabe señalar que, a partir del presente ejercicio, la Compañía a endurecido los requisitos para el otorgamiento de crédito a los clientes, a fin de mantener un bajo índice de morosidad en su cartera de cuentas por cobrar.

Ferreyros S.A.A.

HUGO SOMMERKAMP MOLINARI

GASTOS FINANCIEROS.- Los gastos financieros ascendieron a S/. 7.8 millones en el cuarto trimestre del 2003 en comparación con S/.9.5 millones del mismo período del año anterior, una disminución de 17.2%, debido a: i) una disminución de los pasivos por S/. 38.6 millones (el pasivo promedio en el cuarto trimestre del 2003 fue de S/ 488.1 millones, en comparación con S/.526.8 millones del mismo período del año anterior), y ii) una disminución de las tasas de interés tanto en el mercado financiero local como internacional.

PARTICIPACIÓN EN LOS RESULTADOS DE SUBSIDIARIAS.- En este rubro se registran las utilidades de subsidiarias reconocidas por el método de participación patrimonial. Los ingresos por este concepto ascendieron a S/.1.9 millones en del cuarto trimestre del 2003, en comparación con una pérdida por S/. 2.0 millones registrada en el mismo período del año anterior.

OTROS INGRESOS (EGRESOS).- En el cuarto trimestre del 2003, en este rubro se registró un ingreso neto de S/. 1.7 millones en comparación con un ingreso neto de S/. 0.6 millones del mismo período del año anterior. La diferencia se debe, básicamente, a un reembolso efectuado por un proveedor no domiciliado de la Compañía de impuesto a la renta por S/.1.6 millones, pagado por su cuenta en meses anteriores.

GANANCIA (PERDIDA) POR EXPOSICION A LA INFLACION (REI).- De acuerdo con el procedimiento establecido en el Perú para ajustar los estados financieros por inflación, cuando la devaluación es mayor que la inflación, se produce una pérdida por exposición a la inflación, por cuanto la pérdida en cambio relacionada con las deudas en dólares no puede ser compensada completamente por el ajuste por inflación de los respectivos activos no monetarios. Sin embargo, esta pérdida no es real ya que los precios de venta de estos bienes en el caso de la Compañía son fijados en dólares. Por otra parte, cuando la inflación es mayor que la devaluación se produce una utilidad por exposición a la inflación debido a que el ajuste por actualización de los activos no monetarios es mayor que el de los respectivos pasivos en dólares.

En el cuarto trimestre del 2003, el REI arrojó una utilidad de S/. 3.9 millones en comparación con el REI del mismo período del año anterior que arrojó una utilidad de S/. 8.4 millones. La utilidad por REI del cuarto trimestre del año 2003 se explica por: i) una devaluación negativa de 0.57 %, que generó una utilidad en cambio en la conversión a soles del pasivo neto en moneda extranjera, y ii) por una inflación de 1.01%, que también produjo una utilidad en la actualización del valor de los activos no monetarios. La utilidad por REI del cuarto trimestre del año 2002 se explica por una devaluación negativa de -3.5%, que generó una utilidad en cambio superior a la pérdida ocasionada por la actualización de los activos no monetarios, debido a una inflación negativa de –0.17 %

GASTOS EXTRAORDINARIOS.- El importe de S/. 3.0 millones registrado en el cuarto trimestre del 2003 corresponde a una provisión para desvalorización de mercadería con más de un año de antigüedad, así como de mercadería recuperada como consecuencia de resoluciones de contratos de compra venta,

Ferreyros S.A.A.

Ferreyros S.A.A.

El monto registrado por este concepto en el cuarto trimestre del año anterior ascendió a S/.3.2 millones.

PARTICIPACIONES E IMPUESTO A LA RENTA.- Las participaciones e impuesto a la renta al cierre del cuarto trimestre del 2003 y 2002 han sido calculadas de acuerdo con normas tributarias y contables vigentes.

UTILIDAD NETA.- La utilidad neta del cuarto trimestre del 2003 ascendió a S/. 4.1 millones en comparación con S/. 2.2 millones del mismo período del año anterior, un incremento de 83.7%, debido a una mayor utilidad bruta, disminución de los gastos financieros e incremento neto de otros ingresos (egresos), lo cual permitió compensar el aumento de los gastos de venta y administración, la disminución de los ingresos financieros y la menor ganancia por REI, así como incrementar la utilidad neta en S/.1.9 millones.

ANALISIS DEL BALANCE GENERAL

Al 31-12-03, el total de pasivos ascendió a S/. 496.5 millones en comparación con S/. 480.1 millones al 30-09-03, un incremento de S/. 16.4 millones. Por otra parte, el total de activos al 31-12-03 ascendió a S/. 763.2 millones en comparación con S/. 743.1 millones al 30-09-03, un aumento neto de S/. 20.1 millones. Las principales variaciones de las cuentas del activo que explican este incremento son las siguientes:

a) Aumento de Cuentas por Cobrar Comerciales, a corto y largo plazo, por S/. 41.0 millones, debido a: i) incremento de S/.35.7 millones por cartera titulizada recomprada, ii) un aumento de S/. 12.2 millones por recuperación de cartera entregada en colateral a sociedades titulizadoras (ver punto siguiente), iii) disminución de 4.7 millones por mayores cobranzas, y iiii) otras disminuciones por S/. 2.2 millones.
b) Disminución de Cuentas por Cobrar no Comerciales por S/. 14.3 millones, que se explica por: i) disminución de S/. 12.2 millones por transferencias a cuentas por cobrar comerciales de recuperación de cartera entregada en colateral a sociedades titulizadoras, iii) otras disminuciones por S/.2.1 millones.
c) Disminución de Inversiones en Valores por S/. 6.4 millones, debido a lo siguiente: i) disminución del valor patrimonial de una inversión en una subsidiaria, por efecto de una distribución de dividendos en efectivo por S/.10.1 millones, ii) reconocimiento de las utilidades de subsidiarias bajo el método de participación patrimonial por S/.2.1 millones, y iii) aumento neto en otras inversiones por S/. 1.5 millones
d) Disminución neta del Activo Fijo por S/. 3.5 millones, como consecuencia de las siguientes operaciones: i) aumento de S/. 1.4 millones por adquisición de equipos de alquiler por renovación de la flota antigua , ii) disminución de S/. 5.3 millones por transferencias de equipos de la flota de alquiler al rubro inventarios; iii) aumento en la depreciación acumulada de S/.2.3; millones, y iiii) otros aumentos netos por S/.2.7 millones.

Ferreyros S.A.A. Ferreyros S.A.A.

HUGO SOMMERKAMP MOLINARI VICTOR ASTETE PALMA

LIQUIDEZ DE LA COMPAÑÍA

El ratio corriente al 31-12-03 es de 1.43, menor que el ratio corriente de 1.52 al 30-09-03. La disminución del ratio corriente al cierre del cuarto trimestre del 2004 se debe a un aumento de los pasivos debido a una recompra de cuentas por cobrar titulizadas por S/. 35.7 millones.

El ratio de apalancamiento financiero al 31-12-03 es de 1.75, en comparación con 1.72 al 30-09-03. El pequeño aumento en el ratio de apalancamiento en el cuarto trimestre del 2003 se debe a que la Compañía ha dejado de utilizar el mecanismo de la titulización de cuentas por cobrar como fuente de financiamiento.

La conformación de las obligaciones de la Compañía al 31 de diciembre 2003 se muestra en el anexo 4.

Ferreyros S.A.A.
HUGO SOMMERKAMP MOLINARI
Gerente Central de Administración
y Control de Gestión

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

ANEXO 1

FERREYROS S.A.A.

Estado de Ganancias y Pérdidas
(En miles de soles constantes)

	4T 03	%	3T 03	%	4T 02	%	4T 03/ 3T 03 %	4T 03/ 4T 02 %	Acumulado al 31-12-03	%	Acumulado al 31-12-02	%	Variación %
Ventas Netas	167,308	100.0	164,252	100.0	148,814	100.0	1.9	12.4	694,468	100.0	667,109	100.0	4.1
Costo de Ventas	-125,631	-75.1	-123,347	-75.1	-112,652	-75.7	1.9	11.5	-530,707	-76.4	-504,781	-75.7	5.1
Utilidad en ventas	41,678	24.9	40,905	24.9	36,162	24.3	1.9	15.3	163,760	23.6	162,328	24.3	0.9
Otros ingresos operacionales	1,252	0.7	0	-	0	-	n/a	n/a	3,164	0.5	3,216	0.5	-1.6
Utilidad Bruta	42,930	25.7	40,905	24.9	36,162	24.3	4.9	18.7	166,924	24.0	165,544	24.8	0.8
Gastos de Venta y Administración	-34,895	-20.9	-28,718	-17.5	-28,958	-19.5	21.5	20.5	-122,976	-17.7	-116,853	-17.5	5.2
Utilidad en operaciones	8,034	4.8	12,187	7.4	7,203	4.8	-34.1	11.5	43,948	6.3	48,690	7.3	-9.7
Ingresos Financieros	4,761	2.8	3,909	2.4	4,998	3.4	21.8	-4.7	15,212	2.2	21,166	3.2	-28.1
Gastos Financieros	-7,883	-4.7	-7,938	-4.8	-9,525	-6.4	-0.7	-17.2	-31,546	-4.5	-43,547	-6.5	-27.6
Participación en los resultados de subsidiarias y afiliadas bajo el método de participación patrimonial	1,951	1.2	2,175	1.3	-1,983	-1.3	-10.3	n/a	7,006	1.0	5,551	0.8	26.2
Otros Ingresos (Egresos), neto	1,744	1.0	-524	-0.3	652	0.4	n/a	167.6	5,342	0.8	2,380	0.3	124.5
Utilidad (pérdida) antes de Resultado por exposición a la inflación y gastos extraordinarios	8,607	5.1	9,808	6.0	1,345	0.9	-12.2	539.8	39,962	5.8	34,240	5.1	16.7
Ganancia (Pérdida) por Exposición a la Inflación	3,963	2.4	384	0.2	8,442	5.7	932.7	-53.1	10,580	1.5	-8,269	-1.2	n/a
Utilidad (pérdida) antes de Participaciones e Impuesto a la Renta	12,571	7.5	10,192	6.2	9,787	6.6	23.3	28.4	50,542	7.3	25,971	3.9	94.6
Participaciones	-1,236	-0.7	-848	-0.5	-988	-0.7	45.7	25.1	-4,249	-0.6	-1,841	-0.3	130.7
Utilidad (pérdida) antes de Impuesto a la Renta	11,335	6.8	9,344	5.7	8,799	5.9	21.3	28.8	46,293	6.7	24,130	3.6	91.9
Impuesto a la Renta	-4,172	-2.5	-2,866	-1.7	-3,332	-2.2	45.6	25.2	-14,341	-2.1	-6,212	-0.9	130.9
Utilidad (pérdida) antes de Gastos Extraordinarios	7,162	4.3	6,477	3.9	5,467	3.7	10.6	31.0	31,952	4.6	17,918	2.7	78.3
Gastos Extraordinarios	-3,039	-1.8	-1,488	-0.9	-3,223	-2.2	104.3	-5.7	-11,653	-1.7	-7,100	-1.1	64.1
Utilidad (pérdida) neta	4,123	2.5	4,989	3.0	2,244	1.5	-17.4	83.7	20,299	2.9	10,818	1.6	87.6

Ferreyros S.A.A.
HUGO SOMMERKAMP MOLINARI
Gerente Central de Administración
y Control de Gestión

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A **ANEXO 2**

Ventas netas por Area de Operaciones
(En miles de soles constantes)

	4T 03	%	3T 03	%	4T 02	%	4T 03/ 3T 03 %	4T 03/ 4T 02 %	Acumulado al 31-12-03	%	Acumulado al 31-12-02	%	Variación %
Caterpillar:													
Gran minería	12,875	7.7	3,226	2.0	9,158	6.2	299.1	40.6	35,834	5.2	111,414	16.7	-67.8
Otros	1,142	0.7	7,573	4.6	7,602	5.1	-84.9	-85.0	83,614	12.0	19,607	2.9	326.4
	14,017	8.4	10,799	6.6	16,760	11.3	29.8	-16.4	119,448	17.2	131,021	19.6	-8.8
Equipos	9,180	5.5	6,833	4.2	6,468	4.3	34.4	41.9	29,329	4.2	29,388	4.4	-0.2
Automotriz	1,732	1.0	2,087	1.3	907	0.6	-17.0	90.8	10,338	1.5	3,820	0.6	170.6
	24,929	14.9	**19,718**	12.0	**24,135**	16.2	26.4	3.3	**159,115**	22.9	**164,229**	24.6	-3.1
Repuestos y servicios	127,185	76.0	131,098	79.8	107,867	72.5	-3.0	17.9	476,780	68.7	444,683	66.7	7.2
Alquileres	6,922	4.1	8,539	5.2	9,795	6.6	-18.9	-29.3	32,385	4.7	34,753	5.2	-6.8
Unidades usadas	8,272	4.9	4,897	3.0	7,016	4.7	68.9	17.9	26,188	3.8	23,443	3.5	11.7
Total	**167,308**	100.0	**164,252**	100.0	**148,814**	100.0	1.9	12.4	**694,468**	100.0	**667,109**	100.0	4.1

Distribución porcentual de las ventas de la compañía por sectores económicos:

	Acumulado al 31-12-2003
Minería	64.6%
Construccion	5.4%
Hidrocarburos y petróleo	5.4%
Pesca	3.4%
Agricultura	2.5%
Gobierno	1.5%
Transporte	1.3%
Otros	15.9%
Total	100.0%

Ferreyros S.A.A.
HUGO SOMMERKAMP MOLINARI
Gerente Central de Administración y Control de Gestión

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A. **ANEXO 3**

Datos del Balance General

	31-dic-03	30-sep-03	31-dic-02	Variación % 31-dic-03 / 30-sep-03	Variación % 31-dic-03 / 31-dic-02
Caja y bancos	35,337	31,690	27,362	11.5	29.1
Cuentas por cobrar comerciales	64,919	31,267	46,415	107.6	39.9
Cuentas por cobrar no comerciales	88,382	102,595	51,163	-13.9	72.7
Inventarios	200,165	199,571	234,819	0.3	-14.8
Otros activos corrientes	2,258	5,114	3,267	-55.9	-30.9
Activo Corriente	**391,061**	**370,236**	**363,025**	5.6	7.7
Cuentas por cobrar comerciales a largo plazo	36,406	29,151	18,208	24.9	99.9
Inmueble, maquinaria y equipo					
Equipo de alquiler	111,808	116,663	97,562	-4.2	14.6
Otros activos fijos	257,048	253,266	249,730	1.5	2.9
	368,856	369,929	347,292	-0.3	6.2
Depreciación acumulada	-141,164	-138,723	-126,600	1.8	11.5
Inmueble, maquinaria y equipo, neto	227,692	231,206	220,691	-1.5	3.2
Inversiones	101,703	108,185	121,649	-6.0	-16.4
Otros activos no corrientes	6,359	4,334	22,183	46.7	-71.3
Activo no Corriente	372,160	372,876	382,731	-0.2	-2.8
Total Activo	**763,221**	**743,111**	**745,757**	2.7	2.3
Deuda de corto plazo	234,988	207,448	256,998	13.3	-8.6
Otros pasivos corrientes	38,450	35,382	27,246	8.7	41.1
Pasivo corriente	**273,438**	**242,830**	**284,243**	12.6	-3.8
Deuda de largo plazo	223,132	237,308	211,738	-6.0	5.4
Total Pasivo	**496,570**	**480,138**	**495,982**	3.4	0.1
Ganancias diferidas	4,565	4,984	5,686	-8.4	-19.7
Impuesto a la renta diferido	0		0		
Patrimonio	**262,087**	257,988	**244,089**	1.6	7.4
Total Pasivo y Patrimonio	**763,221**	**743,111**	**745,757**	2.7	2.3
Otra informacion Financiera					
Depreciación y amortización (cifras acumuladas al cierre de cada período)	30,775	22,800	33,280		
UAIDA	**90,630**	**77,819**	**100,066**		
Ratios Financieros					
Ratio corriente	1.43	1.52	1.28		
Apalancamiento Financiero	1.75	1.72	1.92		
Valor contable por acción	1.28	1.26	1.51		

Ferreyros S.A.A.
HUGO SOMMERKAMP MOLINARI
Gerente Central de Administración y Control de Gestión

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A. **ANEXO 4**

Conformación del Pasivo al 31 de diciembre del 2003
(En miles de US dólares)

	Total	Pasivo Corriente	Pasivo a Largo Plazo	
			Parte corriente	Largo Plazo
Bancos	6,100	4,500	448	1,152
Papeles comerciales	2,988	2,988		
Proveedores:				
Caterpillar	51,315	50,347	725	243
Otros	5,572	4,329	954	289
Bonos corporativos	30,000			30,000
Caterpillar Financial Services	36,277		3,547	32,730
Total	132,253	62,164	5,674	64,415

Ferreyros S.A.A.

HUGO SOMMERKAMP MOLINARI
Gerente Central de Administración
y Control de Gestión

ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

DATOS GENERALES DE LA EMPRESA

	Llenar los siguientes datos:	Observaciones
RPJ :	B60001	Ingresar a 6 digitos
Ejercicio:	2003	Ingresar 4 digitos como maximo
Tipo de Informacion:	TI	Si es Trimestral Individual ingresar TI, si es Trimestral Consolidada ingresar TC
Periodo:	4	Ingresar : 1 si es 1er trimestre, 2 si es 2do trimestre, 3 si es 3er trimestre, 4 si es 4to trimestre
Denominacion de la empresa:	FERREYROS S.A.A.	Ingresar con letras MAYUSCULAS
CIIU :	5150	Ingresar 4 digitos como maximo
E-mail 1 :	contralo@ferreyros.com.pe	Asegurese de ingresar el e-mail, con "@" y sin espacios en blanco.Ejemplo: mvnet@conasevnet.gob.pe
E-mail 2 :	bchauca@ferreyros.com.pe	Asegurese de ingresar el e-mail, con "@" y sin espacios en blanco.Ejemplo: mvnet@conasevnet.gob.pe
Pagina Web :	www.ferreyros.com.pe	Ejemplo: www.conasevnet.gob.pe
Factor de Reexpresion del Balance General :	1020	Ingresar el dato a 3 decimales sin considerar el punto decimal. Ejemplo: si se quiere ingresar 1.230 se digitará: 1230
Moneda	Nuevos Soles	Elegir la moneda
E. de Flujos de Efectivo	Método Directo	Señalar que método utilizó para preparar el Estado de Flujos de Efectivo

ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19815

FERREYROS S.A.A.
Balance General
Al 31 de Diciembre del año 2003 y 31 de Diciembre del año 2002
(En miles de nuevos soles)

›	Notas	Al 31 de Diciembre 2003	Al 31 de Diciembre 2002
Corriente			
Bancos	0	35,337	27,386
s Negociables (neto de provisión acumulada)	0	0	0
as por Cobrar Comerciales (neto de provisión acumulada)	0	69,703	46,455
as por Cobrar a Vinculadas	0	13,800	12,170
Cuentas por Cobrar (neto de provisión acumulada)	0	69,798	39,037
ncias (neto de provisión acumulada)	2	200,165	235,024
s por Instrumentos Financieros Derivados	0	0	0
s Pagados por Anticipado	0	2,258	3,271
Activo Corriente		**391,061**	**363,343**
› No Corriente			
:as por cobrar comerciales a largo plazo	0	36,406	18,224
:as por Cobrar a Vinculadas a Largo Plazo	0	0	0
Cuentas por Cobrar a Largo Plazo	0	0	0
:ncias	0	0	0
iones Permanentes (neto de provisión acumulada)	0	101,703	121,766
os por Instrumentos Financieros Derivados	0	0	0
siones en Inmuebles	0	0	0
bles, Maquinaria y Equipo (*neto de depreciación y desvalorización* ılada)	3	227,692	220,901
s Intangibles (neto de amortización y desvalorización ılada)	0	438	18,231
sto a la Renta y Participaciones Diferidos Activo	0	5,921	3,943
to Mercantil	0	0	0
Activos	0	0	0
Activo No Corriente		**372,160**	**383,065**
L ACTIVO		**763,221**	**746,408**

Pasivo y Patrimonio	Notas	Al 31 de Diciembre 2003	Al 31 de Diciembre 2002
Pasivo Corriente			
Sobregiros Bancarios	0	306	660
Préstamos Bancarios	0	25,938	18,694
Cuentas por Pagar Comerciales	0	189,397	199,572
Cuentas por Pagar a Vinculadas	0	4,965	0
Otras Cuentas por Pagar	0	33,179	27,249
Parte Corriente de las Deudas a *Largo Plazo*	0	19,653	38,316
Pasivos por Instrumentos Financieros Derivados	0	0	0
Total Pasivo Corriente		**273,438**	**284,491**
Pasivo No Corriente			
Deudas a largo plazo	0	223,132	211,924
Cuentas por pagar a vinculadas	0	0	0
Pasivos por Instrumentos Financieros Derivados	0	0	0
Ingresos Diferidos (netos)	0	4,564	5,691
Impuesto a la Renta y *Particip.Diferidos* Pasivo	0	0	0
Total Pasivo No Corriente		**227,696**	**217,615**
Total Pasivo		**501,134**	**502,106**
Contingencias	5		
Interés minoritario	0	0	0
Patrimonio Neto			
Capital	0	230,010	184,683
Capital adicional	0	0	41,435
Acciones de Inversión	0	0	0
Resultados no realizados	0	0	0
Excedente de Revaluación	0	10,416	11,766
Reservas Legales	0	1,335	253
Otras Reservas	0	0	0
Resultados Acumulados	0	20,326	6,165
Efecto acumulado por reexpresión a moneda extranjera	0	0	0
Total Patrimonio Neto		**262,087**	**244,302**
TOTAL PASIVO Y PATRIMONIO NETO		**763,221**	**746,408**

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE.
Contador General - Mat. 10916

FERREYROS S.A.A.
Estado de Ganancias y Pérdidas
Por los periodos terminados al 31 de Diciembre del año 2003 y 2002
(En miles de nuevos soles)

	Notas	Por el Trimestre especifico del 1 de Octubre al 31 de Diciembre de 2003	Por el Trimestre especifico del 1 de Octubre al 31 de Diciembre de 2002	Por el Periodo acumulado del 1 de Enero al 31 de Diciembre de 2003	Por el Periodo acumulado del 1 de Enero al 31 de Diciembre de 2002
Ingresos Operacionales					
Ventas Netas (ingresos operacionales)	7	168,605	151,261	689,360	593,584
Otros Ingresos Operacionales	0	1,841	712	5,091	12,080
Total de Ingresos Brutos		**170,446**	**151,973**	**694,451**	**605,664**
Costo de Ventas (Operacionales)	7	-127,518	-115,812	-527,527	-440,120
Otros costos operacionales	0	0	0	0	0
Total Costos Operacionales		-127,518	-115,812	-527,527	-440,120
Utilidad Bruta		**42,928**	**36,161**	**166,924**	**165,544**
Gastos Operacionales					
Gastos de Ventas	0	-19,074	-16,456	-66,536	-64,773
Gastos de Administración	0	-15,821	-12,502	-56,440	-52,081
Provisión por perdidas por desvalorización de activos	0	0	0	0	0
Utilidad Operativa		**8,033**	**7,203**	**43,948**	**48,690**
Otros Ingresos (gastos)					
Ingresos Financieros	0	4,761	4,998	15,212	21,166
Gastos Financieros	0	-7,883	-9,525	-31,546	-43,547
Participación en los resultados de subsidiarias y afiliadas bajo el método de participación patrimonial	0	1,951	-1,983	7,006	5,551
Ganancia o pérdida por instrumentos financieros derivados	0	0	0	0	0
Otros Ingresos	0	1,744	652	5,342	2,380
Otros Gastos	0	0	0	0	0
Efecto acumulado por cambios en las políticas contables	0	0	0	0	0
Resultado por Exposición a la Inflación	0	3,963	8,442	10,580	-8,269
Resultado antes de Gastos Extraordinarios, Participaciones y del Impuesto a la Renta		**12,569**	**9,787**	**50,542**	**25,971**
Participación de los trabajadores corrientes y diferidos	0	-1,148	-988	-4,249	-1,841
Impuesto a la Renta corriente y diferido	0	-3,876	-3,332	-14,341	-6,212
Resultado antes de Gastos Extraordinarios		**7,545**	**5,467**	**31,952**	**17,918**
Gastos Extraordinarios (neto de participaciones e impuesto a la renta)	0	-3,423	-3,223	-11,653	-7,100
Resultado antes de Interes Minoritario		**4,122**	**2,244**	**20,299**	**10,818**
Interés Minoritario	0	0	0	0	0
Utilidad (Perdida) Neta del Ejercicio		**4,122**	**2,244**	**20,299**	**10,818**
Dividendos de acciones Preferentes	0	0	0	0	0
Utilidad (Pérdida) Neta atribuible a los accionistas no preferentes		**4,122**	**2,244**	**20,299**	**10,818**
Utilidad (pérdida) básica por acción común	6	0.022000	0.014000	0.111000	0.067000
Utilidad (pérdida) básica por acción de inversión		0.000000	0.000000	0.000000	0.000000
Utilidad (pérdida) diluida por acción común		0.000000	0.000000	0.000000	0.000000
Utilidad (pérdida) diluida por acción de inversión		0.000000	0.000000	0.000000	0.000000

ferreyros s.a.a. ferreyros s.a.a.

FERREYROS S.A.A.
Estado de Flujos de Efectivo
Por los periodos terminados al 31 de Diciembre del año 2003 y 2002
(En miles de nuevos soles)

	Notas	Del 1 de Enero de 2003 al 31 de Diciembre de 2003	Del 1 de Enero de 2002 al 31 de Diciembre de 2002
ACTIVIDADES DE OPERACIÓN			
Cobranza (entradas) por:			
Venta de bienes o servicios e ingresos operacionales	0	645,762	624,436
Honorarios y comisiones	0	5,275	8,492
Intereses y rendimientos (no incluidos en la actividad de inversión)	0	0	0
Dividendos (no incluidos en la actividad de inversión)	0	0	0
Regalías	0	0	0
Otros cobros de efectivo relativos a la actividad	0	11,248	9,926
Menos pagos (salidas) por:			
Proveedores de bienes y servicios	0	-537,569	-295,653
Remuneraciones y beneficios sociales	0	-80,122	-69,922
Tributos	0	-7,826	-4,810
Intereses y rendimientos (no incluidos en la actividad de financiamiento)	0	0	0
Regalías	0	0	0
Otros Pagos de efectivo relativos a la actividad	0	-9,451	-17,216
Aumento (Disminución) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Operación		**27,317**	**255,253**
ACTIVIDADES DE INVERSIÓN			
Cobranza (entradas) por:			
Venta de valores e inversiones permanentes	0	17,280	0
Prestamos a vinculadas	0	0	0
Venta de inmuebles, maquinaria y equipo	0	2,188	6,527
Venta de activos intangibles	0	17,373	0
Intereses y rendimientos	0	0	0
Dividendos	0	11,205	4,490
Otros cobros de efectivo relativos a la actividad	0	0	0
Menos pagos (salidas) por:			
Compra de valores e inversiones permanentes	0	-1,117	-22
Prestamos otorgados a vinculadas	0	0	0
Compra de inmuebles, maquinaria y equipo	0	-5,203	-5,977
Compra y desarrollo de activos intangibles	0	0	0
Otros pagos de efectivo relativos a la actividad	0	0	0
Aumento (Disminución) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Inversión		**41,726**	**5,018**
ACTIVIDADES DE FINANCIACION			
Cobranza (entradas) por:			
Aumento de sobregiros bancarios	0	0	0
Aumento de prestamos bancarios	0	0	0
Emisión de acciones o nuevos aportes	0	0	0
Venta de acciones en tesorería	0	0	0
Recursos obtenidos por emisión de valores u otras obligac. Largo plazo	0	140,035	275,820
Otros cobros de efectivo relativos a la actividad	0	0	14,027
Menos pagos (salidas) por:			
Amortización o pago de sobregiros bancarios	0	-354	0
Amortización o pago de préstamos bancarios	0	0	0
Amortización o cancelación de valores u otras obligaciones de largo plazo	0	-140,245	-494,867
Recompra de acciones propias (acciones en tesorería)	0	0	0
Intereses y rendimientos	0	-33,083	-40,303
Dividendos	0	-2,492	0
Otros pagos de efectivo relativos a la actividad.	0	-35,533	0
Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Financiamiento		-71,672	-245,323
Aumento (Disminución) Neto de Efectivo y Equivalente de Efectivo		-2,629	**14,948**
Saldo Efectivo y Equivalente de Efectivo al Inicio del Ejercicio	0	27,386	20,708
Resultado por Exposición a la Inflación	0	10,580	-8,269
Saldo Efectivo y Equivalente de Efectivo al Finalizar el Ejercicio		**35,337**	**27,387**

ferreyros s.a.a.

ferreyros s.a.a.

FERREYROS S.A.A.
Estado de Flujos de Efectivo
Por los periodos terminados al 31 de Diciembre del año 2003 y 2002
(En miles de nuevos soles)

	Notas	Del 1 de Enero de 2003 al 31 de Diciembre de 2003	Del 1 de Enero de 2002 al 31 de Diciembre de 2002
CONCILIACIÓN DE LA UTILIDAD NETA CON EL EFECTIVO NETO PROVENIENTE DE ACTIVIDADES DE OPERACIÓN			
Utilidad (Pérdida) neta del Ejercicio	0	20,299	10,818
Más :			
Ajustes a la Utilidad (Pérdida) del Ejercicio	0	0	0
Provisión de cuentas de cobranza dudosa	0	12,256	14,021
Provisión por desvalorización de existencias	0	16,888	7,976
Provisión por fluctuación del valor de los valores e inversiones	0	0	144
Depreciación del ejercicio	0	30,204	31,570
Provisión por pérdida en el valor de uso de los activos	0	0	0
Amortización y castigo de activos intangibles	0	571	2,075
Provisión para protección del medio ambiente	0	0	0
Amortización de otros activos	0	0	0
Provisiones diversas	0	0	0
Pérdida en venta de valores e inversiones permanentes	0	2,921	0
Pérdida en venta de inversiones en inmuebles	0	0	0
Pérdida en venta de inmuebles, maquinaria y equipo	0	0	0
Pérdida en venta de activos intangibles	0	0	0
Participación en los resultados de empresas vinculados, netas de dividendos recibidos en efectivo	0	0	0
Impuesto a la renta y participación de los trabajadores diferidos	0	0	0
Efecto acumulado por cambios en las políticas contables	0	0	0
Pérdida por activos monetarios no corrientes	0	0	0
Otros	0	36,216	48,996
Menos:			
Ajustes a la Utilidad (Pérdida) del Ejercicio	0	0	0
Utilidad en venta de valores e inversiones permanentes	0	0	0
Utilidad en venta de inversiones en inmuebles	0	0	0
Utilidad en venta de inmuebles, maquinaria y equipo	0	-367	-1,024
Utilidad en venta de activos intangibles	0	0	0
Resultado por Exposición a la Inflación	0	-10,580	8,269
Impuesto a la renta y participación de los trabajadores diferidos	0	-2,189	0
Ganancia por pasivos monetarios no corrientes	0	0	0
Participación en los resultados de empresas vinculados, netas de dividendos recibidos en efectivo	0	-7,006	-5,551
Efecto acumulado por cambios en las políticas contables	0	0	0
Otros	0	-18,125	-9,071
CARGOS Y ABONOS POR CAMBIOS NETOS EN LOS ACTIVOS Y PASIVOS			
(Aumento) Disminución de Cuentas por Cobrar Comerciales	0	-32,235	23,601
(Aumento) Disminución de Cuentas por Cobrar a Vinculadas	0	0	0
(Aumento) Disminución de Otras Cuentas por Cobrar	0	-11,226	-4,978
(Aumento) Disminución de Activos por Instrumentos Financieros Derivados	0	0	0
(Aumento) Disminución en Existencias	0	1,848	55,257
(Aumento) Disminución en Gastos Pagados por Anticipado	0	971	1,054
Aumento (Disminución) de Cuentas por Pagar Comerciales	0	-5,210	76,335
Aumento (Disminución) de Cuentas por Pagar a Vinculadas	0	0	0
Aumento (Disminución) de Otras Cuentas por Pagar	0	-7,919	-4,239
Aumento (Disminución) de Pasivos por Instrumentos Financieros Derivados	0	0	0
Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de la Actividad de Operación		27,317	255,253
PRINCIPALES TRANSACCIONES QUE NO GENERARON FLUJOS DE EFECTIVO EN EL PERIODO			
Ajuste de ejercicios anteriores	0	0	0
Bienes adquiridos en operaciones de arrendamiento financiero	0	0	0
Compensación de pasivos corrientes	0	0	0
Compensación de pasivos no corrientes	0	0	0
Capitalización de acreencias u obligaciones	0	0	0
Revaluación de activos	0	0	0
Aportes de capital en bienes	0	0	0

ferreyros s.a.a. ferreyros s.a.a.

FERREYROS S.A.A.
Estado de Cambios en el Patrimonio Neto
Por los periodos terminados al 31 de Diciembre del año 2003 y 2002
(En miles de *nuevos soles*)

	Capital	Capital Adicional	Acciones de Inversion	Resultados no Realizados	Excedente de Revaluacion	Reserva Legal	Otras Reservas	Resultados Acumulados	Efecto acumulado por Reexpresión a moneda extranjera	Total
s al 1ero. de enero de 2002	179,814	46,304	0	0	11,766	253	0	-4,653	0	233,484
ecto acumulado de cambios en políticas contables y corrección de errores istanciales	0	0	0	0	0	0	0	0	0	0
stribuciones o asignaciones a *reservas de utilidades efectuadas* en el ɛríodo	0	0	0	0	0	0	0	0	0	0
videndos declarados *y participaciones* acordados durante el período	0	0	0	0	0	0	0	0	0	0
ıevos aportes de accionistas	0	0	0	0	0	0	0	0	0	0
ovimiento de prima en la colocación de acciones (aportes)	0	0	0	0	0	0	0	0	0	0
cciones en tesorería	0	0	0	0	0	0	0	0	0	0
crementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	0	0
evaluación de activos	0	0	0	0	0	0	0	0	0	0
ansferencia de excedente de revaluación realizado	0	0	0	0	0	0	0	0	0	0
apitalización de partidas patrimoniales	4,869	-4,869	0	0	0	0	0	0	0	0
edención de Acc. de Inversión o reducción de capital	0	0	0	0	0	0	0	0	0	0
tilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	0	0	10,818	0	10,818
lovimiento de resultados no realizados del período	0	0	0	0	0	0	0	0	0	0
tros incrementos o disminuciones de las partidas patrimoniales	0	0	0	0	0	0	0	0	0	0
al 31 de Diciembre de 2002	**184,683**	**41,435**	**0**	**0**	**11,766**	**253**	**0**	**6,165**	**0**	**244,302**
al 1ero. de enero de 2003	184,683	41,435	0	0	11,766	253	0	6,165	0	**244,302**
fecto acumulado de cambios en políticas *contables y corrección de errores* ustanciales	0	0	0	0	0	0	0	0	0	0
istribuciones o asignaciones a reservas de utilidades efectuadas en el eríodo	0	0	0	0	0	0	0	0	0	0
ividendos declarados y participaciones acordados durante el período	0	0	0	0	0	0	0	-2,514	0	-2,514
luevos aportes de accionistas	0	0	0	0	0	0	0	0	0	0
lovimiento de prima en la colocación de acciones (aportes)	0	0	0	0	0	0	0	0	0	0
cciones en tesorería	0	0	0	0	0	0	0	0	0	0
ıcrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	0	0
evaluación de activos	0	0	0	0	0	0	0	0	0	0
ransferencia de excedente de revaluación realizado	0	0	0	0	0	0	0	0	0	0
apitalización de partidas patrimoniales	45,327	-41,435	0	0	-1,350	0	0	-2,542	0	0
edención de Acc. de Inversión o reducción de capital	0	0	0	0	0	0	0	0	0	0
tilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	0	0	20,299	0	20,299
lovimiento de resultados no realizados del período	0	0	0	0	0	0	0	0	0	0
tros incrementos o disminuciones de las partidas patrimoniales	0	0	0	0	0	1,082	0	-1,082	0	0
al 31 de Diciembre de 2003	**230,010**	**0**	**0**	**0**	**10,416**	**1,335**	**0**	**20,326**	**0**	**262,087**

ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 10015

FERREYROS S.A.A.
Totales Adicionales

Codigo	Descripcion	Observaciones	2003
T010	NUMERO DE ACCIONES COMUNES EN CIRCULACION (En Unidades)	Ingresar el dato sin decimales	205000000
T020	NUMERO DE ACCIONES DE INVERSION EN CIRCULACION (En Unidades)	Ingresar el dato sin decimales	0
T030	VALOR NOMINAL DE ACCIONES COMUNES (En nuevos soles)	Ingresar a 2 decimales sin considerar el punto decimal. Ejemplo si el dato es S/ 10.00 ingresar 1000	110
T040	VALOR NOMINAL DE ACCIONES DE INVERSION (En nuevos soles)	Ingresar a 2 decimales sin considerar el punto decimal. Ejemplo si el dato es S/ 1.00 ingresar 100	0
T130	PROVISION ACUMULADA PARA CUENTAS DE COBRANZA DUDOSA (En miles de Soles)	Ingresar el dato redondeado (sin decimales)	65509
T140	PROVISION ACUMULADA POR DESVALORIZACION DE EXISTENCIAS (En miles de Soles)	Ingresar el dato redondeado (sin decimales)	13057
T150	PROVISION ACUMULADA PARA FLUCTUACION DE VALORES E INVERSIONES (En miles de Soles)	Ingresar el dato redondeado (sin decimales)	188
T080	AMORTIZACION ACUMULADA DE INTANGIBLES (En miles de Soles)	Ingresar el dato redondeado (sin decimales)	502
T170	DEPRECIACION ACUMULADA (En miles de Soles)	Ingresar el dato redondeado (sin decimales)	141164
T090	ADQUISICION DE INVERSIONES DEL EJERCICIO (En miles de nuevos soles)	Ingresar el dato redondeado (sin decimales)	1117
T100	ADQUISICION DE INMUEBLES, MAQUINARIA Y EQUIPOS DEL EJERCICIO (En miles de nuevos soles)	Ingresar el dato redondeado (sin decimales)	30550
T180	REVALUACION DE ACTIVOS DEL EJERCICIO (En miles de nuevos soles)	Ingresar el dato redondeado (sin decimales)	0

ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A.

NOTAS A LOS ESTADOS FINANCIEROS
POR EL PERIODO TERMINADO EL 31 DE DICIEMBRE DEL 2003.

1) PRINCIPIOS Y PRACTICAS CONTABLES

Los estados financieros se preparan de acuerdo con las disposiciones legales sobre la materia y con los principios de contabilidad generalmente aceptados en el Perú, que comprenden sustancialmente las Normas Internacionales de Contabilidad (NICs) oficializadas por el Consejo Normativo de Contabilidad.

Los estados financieros del período han sido elaborados considerando los mismos principios y prácticas contables que fueron aplicados en la preparación de los estados financieros correspondientes al 2002.

Ajuste de los estados financieros para reconocer los efectos de la inflación

Los estados financieros han sido ajustados para reflejar el efecto de las variaciones en el poder adquisitivo de la moneda peruana de acuerdo con la metodología aprobada por el Consejo Normativo de Contabilidad. Esta metodología requiere la actualización de las partidas no monetarias de los estados financieros en función a su fecha de origen, aplicando los Indices de Precios al por Mayor. Las partidas monetarias y las partidas en moneda extranjera no son sujetas de ajuste al estar expresadas en moneda de poder adquisitivo de la fecha de cierre,

La variación en el poder adquisitivo de la moneda peruana establecida con base a los Indices de Precios al por Mayor, de acuerdo con estadísticas oficiales para el año terminado el 31 de diciembre del 2003, ha sido 2.0%.

2) EXISTENCIAS

Al 31 de diciembre este rubro comprende :

	31/12/03 S/.000	31/12/02 S/.000
Máquinas, motores y automotores	120,179	138,685
Repuestos	68,247	85,365
Servicios de taller en proceso	22,770	19,020
Existencias por recibir	2,026	6,138
	213,222	249,208
Provisión para desvalorización de existencias	-13,057	-14,184
	200,165	235,024

Ferreyros S.A.A.   Ferreyros S.A.A.

El movimiento del año de la provisión para desvalorización de existencias al 31 de diciembre fue el siguiente:

	S/.000
Saldo inicial	14,184
Adiciones del período	16,888
Aplicaciones por ventas	-13,828
Castigos	-4,187
Saldo final	13,057

3) INMUEBLES MAQUINARIA Y EQUIPO

El movimiento del rubro inmuebles, maquinaria y equipo y el de su correspondiente depreciación acumulada, es el siguiente:

	Saldos iniciales	Adiciones al costo y/o aplicadas a resultados	Ventas	Transferencias	Otros Cambios	Saldos Finales
			(miles de nuevos soles)			
Costo:						
Terrenos	48,804	126	-1,504			47,426
Edifcios y otras construciones	69,555	511	-28	569		70,607
Instalaciones	9,223	82				9,305
Maquinaria y Equipo	92,972	22,288	-2,112	9,717	11	122,876
Maquinaria y Equipo - flota de alquiler	89,166	5,310		-14,148	29	80,357
Unidades de Transporte	5,070	103	-359	-108		4,706
Unidades de Transporte- flota de alquiler	8,493			-578		7,915
Muebles y enseres	22,019	2,125	-57	-177		23,910
Trabajo en Curso	2,319	5		-569		1,755
	347,621	30,550	-4,060	-5,294	40	368,857
Depreciación acumulada :						
Edifcios y otras construciones	15,862	2,305				18,167
Instalaciones	5,407	834				6,241
Maquinaria y Equipo	52,489	14,086	-1,342	-1,068	2	64,167
Maquinaria y Equipo - flota de alquiler	28,991	9,713		-12,310		26,394
Unidades de Transporte	4,478	564	-360	-515		4,167
Unidades de Transporte- flota de alquiler	2,362	903		-143		3,122
Muebles y enseres	17,131	1,798	-12	-11		18,906
	126,720	30,203	-1,714	-14,047	2	141,164
Costo *neto*	220,901					227,693

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19916

4) DEUDA POR TITULOS EMITIDOS

Durante el año del 2003 la Compañía emitió y colocó a través de la Bolsa de Valores de Lima, instrumentos financieros denominados papeles comerciales. Asimismo, se emitieron y colocaron bonos corporativos. Al 31 de diciembre las obligaciones por estos conceptos son las siguientes:

Concepto	Fecha emisión	Fecha redención	Importe autorizado/ colocado	Importe pendiente de pago
			U.S:$000	U.S.$ 000
Papeles comerciales:				
Tercera emisión del primer programa de instrumentos de corto plazo Ferreyros-serie B Interés efectivo anual de 3.83%	16/01/2003	11/01/2004	3,000 / 3,000	3,000
Bonos corporativos:				
Cuarta emisión de Bonos Ferreyros-serie A Interés nominal anual de 7.5%	29/08/2002	29/08/2005	15000 / 15,000	15,000
Cuarta emisión de Bonos Ferreyros-serie B Interés nominal anual de 6.25%	07/04/2003	07/04/2006	10000 / 10,000	10,000
Cuarta emisión de Bonos Ferreyros-serie C Interés nominal anual de 4.5%	25/07/2003	25/07/2006	5000 / 5,000	5,000
				30,000
Total				33,000

Los intereses devengados en el período por títulos de deuda ascendieron a S/.6,823 miles.

5) CONTINGENCIAS Y COMPROMISOS

Al 31 de diciembre del 2003, la Compañía tiene las siguientes contingencias tributarias:

a) Apelación pendiente de resolución ante el Tribunal Fiscal, relacionada con una Resolución de Multa por supuesto tributo omitido en el pago de regularización del impuesto a la renta del ejercicio 2000 por S/.2.0 millones, incluyendo intereses.

b) En el mes de abril del 2003 la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas sobre las cuales la Compañía presentó un recurso de reclamación a la Administración Tributaria. Estas acotaciones ascienden a S/.3.3 millones, incluyendo multas e intereses.

Ferreyros S.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. [illegible]

Por otra parte, al 31 de diciembre del 2003 la Compañía mantiene en proceso de reclamación un juicio por concepto de indemnización por responsabilidad extracontractual iniciado por terceros por US$ 1.95 millones.

La Gerencia de la Compañía, basada en la opinión de sus asesores legales y tributarios, considera que dichos juicios y acotaciones son improcedentes y que el resultado final sería favorable a la Compañía.

Por otro lado, la compañía tiene los siguientes compromisos

a) Avales por US$ 1.2 millones y US$ 4.8 millones, que garantizan operaciones de crédito de subsidiarias y afiliadas y de operaciones de compra de terceros respectivamente.

b) Fianzas bancarias a favor de entidades financieras por US$ 3.9 millones, que garantizan transacciones diversas.

6) UTILIDAD POR ACCION

La utilidad por acción común básica ha sido determinada de la siguiente manera:

		Trimestres terminados el :		Años terminados el :	
		31-12-03	31-12-02	31-12-03	31-12-02
Utilidad neta	S/.	4,122,000	2,244,000	20,299,000	10,818,000
Promedio ponderado de acciones comunes en circulación		183,425,192	161,850,384	183,425,192	161,850,384
Utilidad básica por acción	S/.	0.022	0.014	0.111	0.067

La utilidad básica por acción se calcula dividiendo la utilidad neta correspondiente a los accionistas comunes entre el promedio ponderado de las acciones comunes en circulación a la fecha de los estados financieros. Por no existir las condiciones que lo justifiquen, no se ha determinado la utilidad por acción diluída; ésta se establece cuando existen acciones potenciales, las cuales corresponden principalmente a instrumentos financieros o contratos que den derecho a sus tenedores a obtener acciones comunes.

ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19918

7) VENTAS NETAS Y UTILIDAD EN VENTAS

Las operaciones realizadas con empresas subsidiarias y afiliadas fueron las siguientes:

	Trimestres terminados el :		Años terminados el:	
	31-12-03	31-12-02	31-12-03	31-12-02
	(en miles de nuevos soles)			
Ventas netas:	6,288	464	10,130	7,395
Utilidad en ventas	30	40	48	643

8) TRANSACCIONES CON EMPRESAS VINCULADAS

Las principales transacciones realizadas con subsidiarias se resumen como sigue :

	Periodos terminados el :	
	31-12-03	31-12-02
	(miles de nuevos soles)	
Venta de bienes :		
Orvisa S.A.	5,436	2,530
Unimaq S.A.	1,874	2,611
Motorindustria S.A.	1,069	417
Venta de servicios :		
Motorindustria S.A.	829	619
Orvisa S.A.	236	151
Unimaq S.A.		
Depositos Efe S.A.		
Compra de bienes :		
Unimaq S.A.	1,463	2,456
Fiansa S.A.	1,571	990
Orvisa S.A.	1,420	347
Compra de servicios :		
Motorindustria S.A.	20,025	16,019
Depositos Efe S.A.	693	644

Los ingresos provenientes de estas operaciones se gravan con el Impuesto General a las Ventas y con el Impuesto a la Renta, respectivamente.

Las operaciones se realizaron a valor de mercado y la forma de pago es al contado.

Ferreyros s.a.a.

Ferreyros s.a.a.